Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Wearable Devices Ltd.

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement on form F-1, of our report dated February 18, 2022 (except for Note 9c, 9d, 9e and 9f as to which the date is March 14, 2022), relating to the consolidated financial statements as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020 of Wearable Devices Ltd., which is contained in that Prospectus. Our report contains and explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr.)

BDO Member Firm

March 14, 2022

Tel Aviv, Israel